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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                          ENVIRODYNE INDUSTRIES, INC.

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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share

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                         (Title of Class of Securities)

                                  294037205
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                               (CUSIP Number)

                          Joseph L. von Rosenberg III
      Executive Vice President, General Counsel and Corporate Secretary
                               ZAPATA CORPORATION
                        1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100

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          (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               March 27, 1997
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





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INTRODUCTORY NOTE.

                 This Amendment No. 3 to Schedule 13D is being filed on behalf of Zapata Corporation, a Delaware corporation ("Zapata"), to supplement certain information set forth in the Schedule 13D of Envirodyne Industries, Inc. (the "Issuer") originally filed by Zapata on August 17, 1995, as amended by Amendment Nos. 1 and 2 to Schedule 13D filed on June 21, 1996 and March 10, 1997, respectively.

ITEM 4.          PURPOSE OF TRANSACTION

         Item 4 to the Schedule 13D is hereby supplemented as follows:

                 On March 27, 1997, pursuant to an amendment to the Issuer's Bylaws filed with the Securities and Exchange Commission on March 20, 1997 (the "Amended Bylaws"), Zapata provided the Issuer with notice of Zapata's intent to nominate Malcolm I. Glazer, Avram A. Glazer, Bryan G. Glazer, Edward S. Glazer and Robert V. Leffler, Jr. (the "Nominees") for election to the Board of Directors of the Issuer at the 1997 Annual Meeting of Stockholders of the Issuer (the "1997 Annual Meeting").

                 Malcolm I. Glazer and Avram A. Glazer currently are directors of both the Issuer and Zapata. Robert V. Leffler, Jr. currently serves on the Board of Directors of Zapata. Malcolm I. Glazer is the father of Avram A. Glazer, Bryan G. Glazer and Edward S. Glazer. If all of the Nominees are elected as directors of the Issuer, the Nominees would represent more than a majority of the Issuer's seven-member Board of Directors. Each Nominee has provided the Issuer with a written consent stating his willingness to serve on the Issuer's Board of Directors, if elected.

                 On March 27, 1997, pursuant to the Amended Bylaws, Zapata also provided the Issuer with notice of Zapata's intent to bring a proposal (the "Proposal") before the 1997 Annual Meeting recommending that the Board of Directors of the Issuer take appropriate action to redeem as soon as practicable the Rights issued under the Rights Agreement between the Issuer and Harris Trust & Savings Bank dated as of June 26, 1996 (the "Rights Agreement") or otherwise terminate the rights plan and not implement any other stockholder rights plan without a binding vote of the Issuer's stockholders.

                 Because the Rights Agreement effectively precludes Zapata from acquiring 41% or more of the Issuer's common stock, par value $0.01 per share ("Common Stock"), without a specified approval of the Issuer's Board of Directors, the redemption of the Rights as contemplated by the Proposal would increase the degree to which the Zapata could purchase additional shares of Common Stock. Zapata may consider the acquisition of additional shares of Common Stock or proposing a merger with, or acquisition of, the Issuer in the future.

                 Zapata intends to appear in person or by proxy at the meeting of stockholders to nominate the Nominees and to bring the Proposal before the 1997 Annual Meeting.





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                 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 31, 1997.
                                   ZAPATA CORPORATION



                                   By: /S/ JOSEPH L. VON ROSENBERG III
                                      ------------------------------------------
                                       Joseph L. von Rosenberg III
                                       Executive Vice President, General Counsel
                                        and Corporate Secretary





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